May 16, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Suzanne Hayes

Re:	Iterum Therapeutics plc
Registration Statement on Form S-1
Filed May 1, 2018
Amendment No. 1 to Registration Statement on Form S-1
Filed May 4, 2018
File No. 333-224582

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Iterum Therapeutics plc (“Iterum” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement. Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has revised Amendment No. 2 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-1 Prospectus Summary

Our Solution: Sulopenem Program, page 2

1.	We acknowledge your response to comment 1, and agree that you may reference the “safety profile.” However, it is not acceptable to reference the safety profile as acceptable, promising, positive or to imply that the product candidate is likely to be determined to be safe. Any references to the safety profile should be limited to an objective reference to the data relating to the presence or absence of adverse events. Please revise the reference on page 15 to “a continued acceptable safety profile; on page 16 to the data from the clinical trials supporting the overall safety profile and page 97 to the “promising evolving safety profile.”

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

May 16, 2018

Page Two

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 97 of Amendment No. 2.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Grant Awards, page F-11

2.	Please tell us whether the adoption of ASC 606 on January 1, 2018 impacted your accounting for grant awards and revise your disclosure accordingly. In your response, please explain how you considered the guidance in ASC 606-10-05-4 in determining the appropriate accounting for such awards.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-16 of Amendment No. 2. The Company advises the Staff that having reviewed the guidance in ASC 606, it was concluded that the Trustees of Boston University do not meet the definition of a ‘customer’ as outlined in ASC 606-10 and accordingly the accounting treatment of the sub-award granted by them under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program is outside the scope of this accounting standard codification.

Recent Accounting Pronouncements, page F-15

3.	We note that you have not provided disclosure as to how the adoption of ASU No. 2014-09, ASU 2017-07, and ASU 2016-15 has impacted your financial statements even as these pronouncements are effective for fiscal years beginning after December 15, 2017. Please tell us why you believe that inclusion of this disclosure is not required, or revise your disclosures to discuss how the adoption of accounting standards effective January 1, 2018, affected your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-16 of Amendment No. 2.

Exhibits

4.	We note your response to comment 2. Please confirm that you will file a final signed opinion of counsel prior to effectiveness

Response: The Company respectfully acknowledges the Staff’s comment and has filed a revised legal opinion as Exhibit 5.1 to Amendment No. 2.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

May 16, 2018

Page Three

Please contact me at (858) 550-6420 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Charles S. Kim
Charles S. Kim

cc:	Corey Fishman, Iterum Therapeutics plc
Michael Dunne, Iterum Therapeutics plc
Judith Matthews, Iterum Therapeutics plc
Alan Hambelton, Cooley LLP
Sophia Hudson, Davis Polk & Wardwell LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com